May 27, 2008

Via Federal Express and EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Amanda McManus

Re:	Energroup Holdings Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed May 23, 2008 File No. 333-149171

Dear Ms. McManus:

On behalf of Energroup Holdings Corporation (the “Company” or “Energroup”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated May 13, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.	We note your response to our prior comment number 2. Please revise the statements described in the ninth and tenth bullet points of your response to state that they represent management’s belief.

Response: In response to this comment, the relevant paragraphs on pages 38 and 39 have been revised to indicate that the statements represent management’s belief.

Prospectus Cover Page

2.	Please indicate the price at which the selling security-holders will sell their shares, even if it is at prevailing market prices

U.S. Securities and Exchange Commission
May 27, 2008
Page of 2 of 19

Response: The Cover page of the Prospectus has been revised to indicate that the selling security-holders will sell their shares from time to time at prevailing market prices.

Summary Consolidated Financial Data, page 7

3.	Please conform the amounts for “Comprehensive income” to the amounts presented in the table at the bottom of page F-6.

Response: “Comprehensive Income” in the Summary Consolidated Financial Data table on page 7 has been revised to conform with the audited financial statements.

Supplementary Financial Information, page 8

4.
It appears that the sum of the four quarterly periods for each line item within each year continues to not equate to the corresponding annual amount presented on page 7. Please revise. Additionally, add a line for “net income” for each year that sums to the corresponding annual amount on page 7.

Response: We have revised the figures for the quarterly figures presented, so that they correspond with the audited year-end figure. In addition, we have added a line for “net income” in the same table.

Industry Overview, page 11

5.
We note your response to our prior comment number 10. Please clarify whether your disclosure continues to include information supplied by China Meat Association. If this information is still included, please identify the source in your disclosure and include the proper consent. In addition, to the extent data, statistics or facts are attributed to your own independent research, please qualify all such information by stating that it represents management’s belief.

Response: Our disclosure in the S-1/A does not include information supplied by the China Meat Association. We have qualified the information referred to in prior Comment 10 by stating that such statements represent management’s belief.

Supply of Pigs, page 22

6.
We note your new disclosure in the fourth paragraph on page 22 that you normally pay higher than the average price per pig. Please reconcile this with your disclosure elsewhere that your suppliers supply you with pigs “based on the current prevailing market price for pigs.” In addition, discuss how this price is determined and whether you have firm commitments from your suppliers to sell at “market” price. Finally, disclose here, in the risk factors section and in the related party transactions section, the aggregate amount you paid to Dalian Chuming Group Co. Ltd. for the periods presented in the financial statements, and how you determined how much you would pay Group for pigs.

U.S. Securities and Exchange Commission
May 27, 2008
Page of 3 of 19

Response: The Company pays different “market prices” for live pigs depending on quality and weight.  Incoming live pigs are graded by the company’s quality control personnel based on a number of criteria (including fat content, health of the animal, absence of injuries, the net weight), into several categories including “Grades 1 - 4” and “below-grade,” with Grade 1 being the highest quality (and therefore highest price per kilogram).  The company then determines prevailing market prices for live pigs for these various grades based on market data drawn from the local marketplace, which fluctuates daily.  Approximately 80% of the live pigs purchased by the company are in the Grade 1 and Grade 2 categories.  For example, for the first quarter of 2008, approximately 80% of the live pigs purchased by the company were Grade 1 and 2, with the remainder in Grade 3 and 4. Since the company generally selects higher-quality pigs (Grades 1 and 2) among all live pigs available for purchase in the marketplace, as a result the Company pays a higher than average price per kilogram for its overall supply of live pigs.

The company has agreements with pig farmers and the Group that these farmers will supply a certain number of pigs to the Company during each year at the prevailing market price (determined as described above).

The Company paid the Group an aggregate of $61.7 million and $23.6 million for live pigs during the full year of 2007 and the first quarter of 2008, respectively, and the amounts paid were determined as described above.

Page 39 has been updated to add further disclosure regarding the market price for live pigs, the aggregate amount paid to Dalian Chuming Group Co., and the method of determining the aggregate amount paid for live pigs. In addition, we have disclosed the aggregate amounts paid to the Group for live pigs in 2007 and the first quarter of 2008, in the relevant risk factor on page 10.

Risk Factors, page 31

7.	We note your response to our prior comment number 26. Please relocate the Risk Factors section so that it immediately follows the Summary section. See Item 503 of Regulation S-K or Regulation S-B.

U.S. Securities and Exchange Commission
May 27, 2008
Page of 4 of 19

Response: In response to this comment, we have relocated the “Risk Factors” section so that it immediately follows the Summary section, beginning on page 9.

Comparison of Years Ended December 31, 2007 and December 31, 2006, page 60

8.
We believe that comparative tables for corresponding periods presenting sales by product group as a percent of total sales for the applicable year, accompanied by an analysis of the material changes in this relationship between periods and the impact of such on your operations and results, would be beneficial to investors. Please revise.

Response: In response to this comment, the company has added comparative tables presenting sales by product group as a percentage of total sales, together with an analysis of material changes between periods and the impact on operations and results. The following table has been added in the 2006 to 2007 comparison:

	2007	% of	2006	% of	% of increase from
Sales:	(amount)	Sales	(amount)	Sales	2006 to 2007

Fresh Pork	$97,680,266	78.33%	$60,553,081	86.02%	61.31%
Frozen Pork	8,800,263	7.06%	2,507,519	3.56%	250.96%
Processed Food Products	18,215,506	14.61%	7,335,840	10.42%	148.31%
Total Sales	$124,696,035	100.00%	$70,396,439	100.00%	77.13%

In the years ended December 31, 2006 and 2007, fresh pork sales represented the majority of our overall sales. However, from 2006 to 2007, our frozen pork and processed food product categories grew at faster paces, with sales of these categories having increased 250.96% and 148.31%, respectively. The reason of the growth in sales of frozen pork was due to our expansion of sales of this product group to more sales channels. In 2006, we only sold our frozen pork to restaurants and canteens. In 2007, some of our sales agents also started to carry our frozen pork. The reason of the growth of our processed food products is due to our efforts during 2007 to expand our market share in this product category, and our devotion of resources to advertizing activities, which we believe increased consumer awareness of our products in this category. We also note that management believes this product category carries a larger profit margin than other categories because preparation of certain processed food products, including seafood, demands a greater degree of specialization and skill which results in somewhat less competition in this market.

U.S. Securities and Exchange Commission
May 27, 2008
Page of 5 of 19

The foregoing disclosures have been added to our amended registration statement.

9.
For 2007, please specifically state the amount of the increase in the average per-kilogram sale price in total and by product group, and quantify for each product group the dollar amount of the increase in sales associated with such. Also, clarify how Processed Food Products experienced the largest increase in sales volume but not in terms of dollars of sales, and the reason for attributing most of the increase in total sales to Fresh Pork if not due to an increase in volume.

Response: In response to this comment, the Company has added the following table on page 37 in order to state the amount of the increase in per-kilogram sale prices of products to consumers, as well as the percentage change from period to period:

	Average Per-Kilogram Price to Consumers
	2007	2006	% change	Change inPrice ($	)
Fresh Pork	$1.71	$1.03	65.73%	0.679
Frozen Pork	$1.85	$1.09	69.08%	0.755
Processed Food Products	$1.38	$1.21	14.00%	0.169

As discussed previously, the Company experienced cost increases for inputs as follows: First, the average price per kilogram that it pays for live pigs increased by approximately 70% from 2006 to 2007. Second, salary expenses of the Company increased by approximately 7.5%, which increases were made in order to continue to attract and retain qualified employees. Third, prices for fuel, coal and electricity increased from 2006 to 2007.

Our processed food products had the largest increase in sales volume among all of the product categories, but not in terms of dollars of sales, because we did not raise our average prices to our customers for processed food products nearly as much as we did for other product groups. As discussed under “cost of sales,” the price we paid for live pigs increased dramatically during the periods presented, however, the price that we paid for raw seafood increased only modestly. Approximately half of our processed food products sold were seafood-related. Accordingly, on average we raised prices to customers only modestly on our processed food products.

The largest component of our increase in sales was due to sales of fresh pork simply because this is our best selling product category. As a result, on a dollar basis fresh pork sales contributed the most to our increase in sales, even though on a percentage basis, the increase in sales of fresh pork from 2006 to 2007 was 61%, significantly lower than other categories.

U.S. Securities and Exchange Commission
May 27, 2008
Page of 6 of 19

10.
Please quantity for each product group the dollar amount of the increase in sales associated with the new franchise operators for 2007, and sales agents, added retailers and new supermarket locations for 2006.

Response: In response to this comment, the Company has added the following table on page 66, showing the dollar amount of the sales increases associated with various sales channels:

	Increase in Sales from 2006 to 2007
	By Product Group and Sales Channel ($)
	Franchise Operators	Sales Agents	Super Markets	Restaurants and Canteens	Total Increase ($)
Fresh Pork	12,227,597	7,289,142	17,610,447	n/a	37,127,186
Frozen Pork	n/a	3,127,876	n/a	3,164,860	6,292,744
Processed Food Products	3,871,255	2,096,233	4,662,942	249,237	10,879,666

Total Increase in Sales	16,098,852	12,513,251	22,273,389	3,414,097	54,299,596

The largest component of our increased sales in 2007 was through supermarkets. Management believes this was because our sales through supermarkets result in the highest sale prices to consumers, and as a result, increased volume of sales through supermarkets added significantly to our overall sales. In addition, we increase the number of supermarkets that carry our fresh pork and processed food products, and our supermarket clientele also experienced increased customer traffic themselves, which resulted in increased sales.

Our sales of fresh pork through franchise operators also increased significantly in this period. The reason for this increase in sales is due to the increase in the total number of franchise stores selling our fresh pork products, and the expansion of sales by existing franchise operators.

Our sales of fresh pork through sales agents also increased significantly in 2007 as compared with 2006. Management attributes this primarily to the increase in pork prices, which sales volume in kilograms through sales agents modestly increased.

U.S. Securities and Exchange Commission
May 27, 2008
Page of 7 of 19

11.
For 2006, the sum of the identified increases ($24.9 million) exceeds the increase in total sales ($16.3 million). Please revise your reconciliation of the change between periods, or add disclosure of counterbalancing reductions.

Response: On page 62 of the Amendment No. 1 to Form S-1, the Company reported the following increases in sales in the following product categories:

Fresh Pork	$9.35 million
Frozen Pork	$1.92 million
Processed Foods	$5.00 million

Total:	16.27 million

The sum of the reported increases in sales is therefore $16.27 million, not $24.9 million.

We have added a table which summarizes these sales increases by product category. (See also, Comment 8).

Cost of Sales

12.	It appears that the amounts in the column “% of Sales” for each year in the table on page 61 are percentages of the total cost of sales for the respective years. Please revise.

Response: The headings for the aforesaid columns have been re-labeled “% of Total Cost of Sales” on page 67.

13.
It is not clear what information is conveyed to investors by the ratio of cost of sales of each product group to total sales presented in the tables on pages 62 and 64. Please advise us and disclose this meaning.

Response: In response to this comment, and consistent with Comment 14, we have revised the table on page 70 to present cost of sales by product category as a percentage of total cost of sales. Additionally, consistent with Comment 19, we have removed the table on page 64 of Amendment No. 1 of S-1.

14.
In connection with the two preceding comments, we believe including tables, on a comparative basis between corresponding periods that presents for each year the (i) cost of sales for each product group as a percentage of the product group's sales, (ii) total cost of sales to total sales and (iii) cost of sales for each product group as a percentage of total cost of sales, accompanied by an analysis of the material changes indicated, would be beneficial to investors. Your analysis should also correlate the impact of the changes in these relationships on your operations and results, and any relevant trend represented.

U.S. Securities and Exchange Commission
May 27, 2008
Page of 8 of 19

Response: In response to this comment and consistent with comments 12 and 13, the Company added the following table on page 67 to present cost of sales, by product group, as a percentage of product group sales:

Cost of Sales:	2007 (amount)	% of Product Group Sales	2006 (amount)	% of Product Group Sales	% of increase from 2006 to 2007

Fresh Pork	$84,622,181	86.63%	$50,820,879	83.92%	66.51%
Frozen Pork	7,058,215	80.20%	1,878,410	74.91%	275.75%
Processed Food Products	12,652,776	69.46%	5,095,563	69.46%	148.31%
Total Sales	$104,333,172	83.67%	$57,794,853	82.10%	80.52%

Our cost of sales, as a percentage of product group sales, increased for both fresh and frozen pork, while it remained about the same for processed foods. The reason for this is that a significant portion of our processed foods category consists of processed seafood products, and the price of raw seafood did not increase as dramatically as the price of live pigs during this period. In addition, the cost of raw pork meat constitutes only approximately half of the total cost of inputs that go into our processed food products. The other half of the cost of inputs is related to processing, labor, and other inputs.

Our cost of sales of frozen pork also increased due to an increase in storage costs. Frozen pork involves the use of electricity during storage, which is one example of an input that increased in cost. Management anticipates that higher energy costs will add to the cost of sales for our products if such costs continue to increase.

Overall cost of sales increased from 82.1% of total sales in 2006, to 83.67% of total sales in 2007, for the reasons discussed above.

In response to (iii) of Comment 14, management believes presentation of cost of sales of each product group as a percentage of total sales is not a useful measurement for investors, and does not serve to add to an investor’s understanding of our results of operations. Accordingly, we have not included a table that presents cost of sales by product group as a percentage of total sales.

We also added the following table and analysis to page 70 under “cost of sales”:

U.S. Securities and Exchange Commission
May 27, 2008
Page of 9 of 19

The following table presents cost of sales, by product group, as a percentage of product group sales:

Cost of Sales:	2006 (amount)	% of Product Group Sales	2005 (amount)	% of Product Group Sales	% of increase from 2006 to 2007

Fresh Pork	$36,015,632	83.92%	$29,609,886	80.72%	21.63%
Frozen Pork	4,855,542	74.91%	3,779,626	71.18%	28.47%
Processed Food Products	16,923,679	69.46%	11,894,674	98.09%	42.28%
Total Sales	$57,794,853	82.10%	$45,284,186	83.67%	27.63%

From 2005 to 2006, our cost of sales as a percentage of product group sales, increased slightly for both fresh and frozen pork, while it dropped significantly for processed foods. Management attributes to the limited amount of seafood that was produced in 2005 as these products were launched, and costs associated with the commencement of seafood product production resulted in higher cost of sales as a percentage of sales for processed food products in 2005 as compared with 2006.

Management attributes the increase in cost of sales as a percentage of sales in the fresh pork and frozen pork categories to moderate increases in the cost of inputs for these product categories in 2006.

Overall cost of sales decreased slightly from 83.67% of total sales in 2005, to 82.10% of total sales in 2006, as we became more cost-efficient in the production of products in our processed foods group.

15.
For 2007, please quantify in terms of dollar amount each of the indicated reasons for the increase in cost of sales. Also, explain to us why management is able to only estimate the percentage increase in the cost of live hogs rather than know definitively the amount of such increase.

Response: The Company has added the following table to its registration statement, which shows the increases in the average price of live pigs for the periods presented.

	Average Price Per Kilogram of 2007 ($)	Average Price Per Kilogram of 2006 ($)	Price Increase from 2006 to 2007 ($)	% Increase from 2006 to 2007
First Quarter	1.0579	0.9165	0.1414	15.43%
Second Quarter	1.3535	0.8367	0.5168	61.77%
Third Quarter	1.8104	0.8989	0.9115	101.40%
Fourth Quarter	1.8656	0.9288	0.9368	100.86%
Average for Year	1.5219	0.8952	0.6267	70.01%

U.S. Securities and Exchange Commission
May 27, 2008
Page of 10 of 19

The most rapid increase in live pig prices occurred in the first half of 2007, for the highest grades of live pigs. Management believes that while higher live pig prices may persist, management does not expect further rapid escalation in live pig prices of the scale seen in 2007. Management currently projects a 10% per year increase in the average price per kilogram for live pigs during the next several years.

Gross Profit, page 61

16.	Please disclose the reason why you were unable to fully pass along to consumers the effects of increases in your costs of sales.

Response: We chose not to raise the prices of our products to offset 100% of our input price increases because we believed it was not in the best interest of the Company to do so. Specifically, the Company prices its products based on its estimation of consumer demand, the prices of other similar competing products, and other related factors. This reason has been disclosed in Amendment No. 2 to Form S-1.

17.
Also, we believe including tables, on a comparative basis between corresponding periods, that presents for each year (i) gross profit for each product group as a percentage of the product group’s sales, (ii) total gross profit as a percentage of total sales and (iii) gross profit for each product group as a percentage of total sales, accompanied by an analysis of the material changes indicated, would be beneficial to investors. Your analysis should also correlate the impact of the changes in these relationships on your operations and results, and any relevant trend represented.

Response: In response to this comment, the Company has added the following comparative table in order to present information suggested by Comment 17:

	2007	Gross Profit Margin by	2006	Gross Profit Margin by	% of increase from
Gross Profit	($ amount)	Product Group	($ amount)	Product Group	2006 to 2007

Fresh Pork	$13,012,351	13.32%	$9,732,201	16.07%	33.70%
Frozen Pork	1,742,047	19.80%	629,109	25.09%	176.91%
Processed Food Products	5,562,729	30.54%	2,240,276	30.54%	148.31%
Total Sales	$20,317,127	16.29%	$12,601,586	17.90%	61.23%

U.S. Securities and Exchange Commission
May 27, 2008
Page of 11 of 19

From 2006 to 2007, gross profit increases in terms of dollars were much more dramatic for frozen pork (a 176.91% increase) and processed food products (a 148.31% increase) than for fresh pork (a 33.70% increase).

Gross profit as a percentage of sales in our processed food product category remained the same from 2006 to 2007, at 30.54%. However, gross profit as a percentage of sales of fresh pork decreased from 16.07% in 2007, to 13.32% in 2007. Management attributed this decrease to the increase in the cost of live pigs (as discussed in “cost of sales”), and other inputs, and these increases in cost were not fully passed on to our customers. Gross profit as a percentage of sales of our frozen pork also decreased from 25.09% in 2006, to 19.80% in 2007. Management believe this decrease is due in small part to an increase in the cost of live pigs, but principally because of the increase in the cost of other inputs needed for the production of frozen pork such as electricity and transportation (see “cost of sales” discussion above).

18.
Refer to previous comment 37. We note added disclosure in other sections of your filing in regards to these items; however, no disclosure has been provided in this section where it is more relevant. Please quantify the future impact of the related expenses on your results.

Response: We note that the Company is not able to quantify the exact amount of its future investor relations expenses, except that it has entered into a contract with Hayden Communications under which it has agreed to pay fees in the amount $9,500 per month, plus 30,000 shares of common stock. These facts have been disclosed on page 6 of Amendment No. 1. In footnote 3 of the Company’s audited financial statements, the Company has disclosed that the $250,000 set aside in escrow has been treated as “restricted cash” on the Company’s financial statements. On page 74, we have disclosed in the section entitled “Employment Agreements” the amount that executive compensation has been increased, effective upon the completion of the Exchange Transaction. Accordingly, the Company believes appropriate disclosure of the facts surrounding these increased expenses has been adequately disclosed.

19.	The comparison between 2005 and 2004 is not necessary. Please consider removing.

Response: The comparison between 2005 and 2004 has been removed.

U.S. Securities and Exchange Commission
May 27, 2008
Page of 12 of 19

Contractual Obligations and Off-Balance Sheet Arrangements, page 66

20.
Under your “Long-term Hog Procurement Agreement,” it appears to us that you are obligated to purchase up to the number of hogs specified for each year in the agreement to the extent that such amount is available. Additionally, it appears this agreement represents a material source for your operations. Accordingly, we continue to believe that this agreement should be reflected in the table of contractual obligations. Since the price of hogs purchased is based on market prices at the time of purchase, it is acceptable to report the annual values for each year in the table based on the market price existing at December 31, 2007. The table values should also reflect any effects that may impact future prices you pay of which you are presently aware. You may provide supplemental disclosure of how the annual amounts were established and any other meaningful information that helps investors evaluate your obligations with respect to this agreement. Additionally, the table should include any recurring material payments you are obligated to make to related parties, including payments of lease obligations of related parties for facilities that you use. You should provide supplemental disclosure in regard to any amounts so presented in the table to enable investors to have a clear understanding of the associated arrangements.

Response: The financial statements have been revised to reflect the Company’s commitment to purchase hogs from the Group. The Company believes that under its Hog Procurement Agreement with the Group, the Company is not legally bound to purchase any particular quantity of hogs. Despite the Company’s position regarding its obligations under the Hog Procurement Agreement, the Company has agreed to include disclosure of the estimated number of hogs that the Company expects to purchase based upon the minimum live pig count that the supplier has agreed to supply, also based on the prevailing average price of live hogs at December 31, 2007.

Audited Financial Statements

Note 1: The Company and Principal Business Activities, page F 9 (M) Recognition of Revenue, page F-14

21.
We note in your response to prior comment 52 that you do not earn franchise fee revenue. However, on page 26 you discuss a one-time start-up fee, amounts collected for equipment and uniforms provided, and an ongoing fee based upon the amount purchased by the showcase stores. Based on the preceding, it appears that you collect revenue equivalent to an initial franchise fee as well as continuing franchise fees. In view of the preceding, please disclose your accounting policy for recognizing revenue from these stores and tell us whether these amounts are material in accordance with Rule 5-03.1 of Regulation S-X. In addition, explain to us how your accounting treatment is in accordance with SFAS 45. Also in this regard, disclose your accounting policy for the deposits (e.g. equipment, trademark) collected from operators of franchise stores.

U.S. Securities and Exchange Commission
May 27, 2008
Page of 13 of 19

Response: The showcase stores are independently owned and operated by parties unrelated to the Company. The Company supplies pork products, equipment, uniforms, and technical support to the proprietors of the showcase stores. Start-up fees relating to uniforms are immaterial and are charged to the showcase store operators merely to recoup costs. The company collects a damage deposit (as a deterrent) from showcase store operators as a means of enforcing proper use of the Company’s trademarks. These are not fees, but deposits that are carried as current liabilities until and unless an operator violates the Company’s policies (e.g. misuse of Company brand names, or sale of substandard or counterfeit products, or not serving the customer in an acceptable manner), or if the proprietor ceases to operate the showcase store. If none of these violations have been committed by the showcase store operator, the deposit is returned to the operator. The Company carries the amount of these deposits as a current liability because the Company will return the deposit immediately to the operator when the Company ceases to conduct business with the operator. The Company does not charge any fees for providing equipment to the showcase stores. The Company provides equipment at its own cost, and it owns this equipment. Any funds collected from store operators in conjunction with initial startup and operation is minimal and immaterial. Considering the foregoing, the Company takes the position that any amounts it receives from the store operators is not material in accordance with Rule 5-03.1 of Regulation S-X. In addition, since the Company does not receive any material franchise fee revenue, SFAS 45 is not applicable.

Note 3: Restricted Cash, page F-19

22.
We note that you must satisfy one of the requirements relating to the restricted cash within 90 days of the closing of the transaction which has now lapsed. Please tell us and disclose whether you have met this requirement, and if not, whether the $1.5 million in restricted cash has been forfeited and your treatment of such amount. Also, please disclose the status of the other indicated requirements associated with the restricted cash.

Response: Under the Company’s financing agreements in connection with its recent $17 million private placement, the Company initially agreed that $1.5 million of the proceeds from the investment would be held in escrow as restricted cash until the Company appoints a new chief financial officer meeting certain requirements within 90 days after the closing, which was March 31, 2008. Prior to March 31, 2008, a majority in interest of the investors and the Company agreed to extend the deadline for appointment of a qualified CFO to April 30, 2008. As of April 30, 2008, however, the Company had not yet appointed a CFO meeting the requirements, and as a result, under the investment agreements the Company is obligated to pay liquidated damages of 0.5% of the total investment amount (i.e., $85,000) on April 30, 2008 and each calendar month thereafter.

U.S. Securities and Exchange Commission
May 27, 2008
Page of 14 of 19

In March 2008, the investors in the financing agreed to release $2.0 million in restricted cash from escrow in connection with the appointment of an independent board of directors.

Under the Company’s financing agreements, an additional $500,000 is held as restricted cash in escrow until the Company appoints a new independent auditing firm, within 120 days after the closing, or April 30, 2008. The Company has not appointed an independent auditing firm, thus it is required to pay liquidated damages of $85,000 per month for each calendar month that this requirement is not satisfied.

The foregoing disclosures have been added to page 5 of the amended registration statement.

Note 6: Related Party Receivable, page F-20

23.
Refer to prior comment 48. We note that you have offset amounts due to and from related parties and presented the net amount on your balance sheet. The right of offset exists when all of the conditions in paragraph 5 of FIN 39 are met. If these conditions are not met, related amounts due to and from should be presented on a gross basis. In particular, we would not expect that amounts associated with separate entities would be subject to offset (e.g., the amount due from Dalian Huayu Seafood Food Co., Ltd. and the amount due to Dalian Mingxing Livestock Product Co., Ltd.). Please explain to us how the conditions in paragraph 5 of FIN 39 have been satisfied in support of your current presentation, or revise to present the appropriate gross amounts receivable and payable.

Response: The Company meets the criteria set forth in paragraph 5 of FIN 39 to set off its payables against its receivables as disclosed in Note 6 of the Company’s financial statements as described in the following: (1) the amounts owed by both parties are determinable, shown by the table in Note 6; (2) the Company has been given the right to set off amounts owed because the counterparty shares common ownership with the Company; (3) the two parties have the intent to set-off as indicated by their previous history of set-offs performed on a quarterly basis; and (4) the right to set-off is enforceable at law.

U.S. Securities and Exchange Commission
May 27, 2008
Page of 15 of 19

24.
We note: in your response to comment 48 the pervasiveness of transactions with related parties. Based on your disclosures, it appears to us that your relationships with related parties are material to your operations for which all reasonable efforts should be undertaken to present the material transactions conducted with such. Accordingly, please present a summary of the gross amounts of material sales, purchase and other transactions (e.g., support/service arrangements, reimbursement of costs incurred on your behalf, payment of obligations of others related to loans and facilities you use; receipt of proceeds from and repayment of other loans with related parties) conducted with related parties during the years presented in compliance with paragraph 2.c of SFAS 57. If you are unable to report such amounts, fully and clearly explain to us and disclose the substantive reasons for this inability.

Response: The balances reflected in Note 6 represent a multitude of historical transactions since the inception of the Company. The Company’s current ERP system cannot, in a cost effective manner, produce a report or summary of all transactions that have occurred between the Company and its related parties during such period of time. To provide a detailed accounting of all the transactions would be cost prohibitive. A material balance of a subsidiary of the Related Party carried as line item in the table shown in Note 6 could be comprised of many immaterial transactions. The exercise of determining which transactions may on their own, or the aggregation of immaterial transactions into a material balance, require a significant number of staff to perform, which the Company does not currently have available. Additionally, the Company would like to point out that many of the previous records are kept in hard copy format. The Company presently does not have an integrated ERP system that centrally houses all of this data. The Company notes that an extensive exercise of searching for all material transactions is likely to be severely disruptive to the Company’s current operations, and may significantly interfere with the regular reporting activities of the Company.

25.	It is not clear to us the purpose for presenting in this note the amounts associated with property, plant and equipment. Please explain, or clarify your disclosure as appropriate.

Response: The Company acknowledges and has corrected this typographical error. The Property, Plant & Equipment discussion is contained in its own separate footnote, and is not related to Note 6.

Note 8: Bank Loans, page F-23

26.
We note from your disclosures that the outstanding bank loan as of December 31, 2006 was repaid by extinguishing receivables owed to you by the Group. In this regard, it is not clear to us what the $23.2 million “repayment of bank loans” on the Consolidated Statements of Cash Flows for 2007 represents. Please explain.

U.S. Securities and Exchange Commission
May 27, 2008
Page of 16 of 19

Response: The Company obtained a loan from China Development Bank and Shenzhen Development Bank in 2004 through the Dalian Chuming Group Co., Ltd (the “Group,” which is the former parent of the Operating Subsidiaries). The original loan amount was for RMB 160,000,000 (approximately $22.9 million). Subsequently, the portion lent by Shenzhen Development Bank was bought by China Development Bank. In securing this loan, the assets of the Company were pledged to an insurance company, China Export & Credit Insurance Corporation (“Insurer”) that in turn guaranteed repayment of the loan. The assets pledged to the Insurer were the land use rights and buildings of the Food Company and Sales Company. The Company in 2007 entered into a financing arrangement whereby the investors required the Company to both reduce the related party receivable owed by Dalian Chuming Group Co. Ltd. to the Company. It was finally decided by management, inside owners, and investors that the loan borrowed by the Company through the Group would be completely assumed by the Group, resulting in a transfer of the loan obligation to the Group. At the same time, all amounts owed by the Group to the Company would be cancelled and offset. This was a setoff transaction that met all of the requirements of FIN39. At December 31, 2007, the Company no longer owed any money to China Development Bank and the loan was the liability and responsibility of the Group. As previously disclosed in the Company’s financial statements, the assets of the Company that have been pledged to the Insurer continue to be pledged because the loan remains outstanding and owed by the Group. Because of the setoff that occurred, the transaction was not a payment of cash. The transaction was treated as a non-cash financing transaction that was setoff against related party receivables. Accordingly, the Company revised its financial statements to reflect this transaction as non-cash; therefore the line items in the statement of cash flows, under the “cash flows from financing activities”, “repayment of bank loans” and the “cash flows from operating activities,” and “cash received from customers” have been revised. The “net cash sourced/used” has not been affected by this clarification.

Note 14: Operating Segments, page F-l6

27.
Please disclose the measure of profit or loss for your segments that is evaluated by your chief operating decision maker, pursuant to the first sentence of paragraph 27 of SFAS 131. If “earnings before tax” or “net income” is this measure, please disclose as appropriate the other applicable items indicated in paragraph 27. Also, it appears from the “eliminations” column that intersegment revenue exists. If true, please separately present intersegment revenue associated with each segment pursuant to paragraph 27b of SFAS 131.

Response: Paragraph 27b of SFAS 131 provides in relevant part:

U.S. Securities and Exchange Commission
May 27, 2008
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27. An enterprise shall report a measure of profit or loss and total assets for each reportable segment. An enterprise also shall disclose the following about each reportable segment if the specified amounts (a) are included in the measure of segment profit or loss reviewed by the chief operating decision maker or (b) are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss:

b. Revenues from transactions with other operating segments of the same enterprise

The chief operating decision maker determines performance based on net income because the effect of income tax on each segment bears great importance since different segments are subject to different income tax rates. As such, it can be seen that it is important that “Meat Company” turns a profit because of its exemption from income tax; however, because “Sales Company” is not tax exempt, it typically reports a net loss.

The Company’s financial statements have been revised to include a separate table that details intercompany sales transactions.

Note 17: Financing Transaction, page F-28

28.
We note your response to prior comment 10. Your intended treatment for the release of the escrowed shares should be disclosed in the notes to your financial statements for the period ended December 31, 2007. Please revise to disclose your planned accounting treatment whether shares are distributed to founders or to the investors, as outlined in the prior comment. Note in this regard that in the event specified earnings targets are not met, shares released to investors should be recorded as an expense analogous to the guidance in Topic 5T of the Staff Accounting Bulletins (SAB 79). The release of these shares constitutes a payment made by the founders on behalf of the company and not a compensatory arrangement. In this situation, the shares placed in escrow were never owned by investors. In clarification of the guidance from “Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance” in regard to the “Accounting for Shares Placed in Escrow in Connection with an IPO referred to in your response,” shares returned to those that contributed them into escrow that are considered to be passive investors potentially may not be considered compensatory. However, in your case, all of the shares contributed into escrow were by an executive, so any return would be considered compensatory.

Response: The Company has revised the financial statement disclosures to indicate that under current accounting rules and policies, a give-back of shares to the founders would be treated as compensatory expenses of the Company.

U.S. Securities and Exchange Commission
May 27, 2008
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Form l0-K for the Year Ended December 31, 2007

29.	Please revise the Form 10-K for the above comments as appropriate.

Response: The Company intends to file an amendment to its Form 10-K to conform the disclosures therein to the above comments and responses, as applicable.
Part II

30.
Explain in more detail the issuance of securities on March 12, 2007 “in reconciliation of transfer records.” Specifically, discuss what a “protected purchaser” is and why this required an issuance of securities. In addition, specify the exemption from registration upon which you relied.

Response: The Company notes that this issuance of shares was made prior to the December 31, 2007 Exchange Transaction, and due to the major changes in the capital structure and share ownership prior to and as a result of the Exchange Transaction, the Company considers the share issuance to be immaterial to investors, since the 5,462 shares of common stock issued by Energroup to reconcile an error in share records in March 2007 would now represent, on a post reverse-split basis, a nominal number of shares. The shares were issued because processing of a reverse stock split was inadvertently omitted for a share certificate representing 5,750 shares of common stock, which after proper adjustment, should have been reverse split to 288 shares (a difference of 5,462 shares). Bona fide purchasers bought the shares without knowledge that the shares were subject to a reverse stock split. Under Utah law (the jurisdiction in which the Company was then incorporated), “protected purchasers” are persons who acquire securities for value without notice of any adverse claim and who obtain control of a certificated or uncertificated security. In order to reconcile its share register, the Company treated error as the resale of 288 shares, plus the issuance of an additional 5,462 shares to the bona fide purchasers. The Company relied upon Section 4(2) of the Securities Act, as the reconciliation shares issued in order to correct the error were issued in a transaction by the issuer not involving a public offering. The Company notes that no monetary consideration was received by the Company in connection with the issuance of these reconciliation shares.

* * * * *

U.S. Securities and Exchange Commission
May 27, 2008
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We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact Francis Chen at Richardson & Patel LLP, or the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

/s/ Edgar D. Park

Edgar D. Park, Esq.